Filed by Johnson & Johnson
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Johnson & Johnson
Commission File No.: 1-3215
Kenvue Final Separation & Exchange Offer Launch – Leader Talking Points
The following talking points are for internal use only. They are intended to help answer employee questions about the announcement. Employee questions related to their LTI awards, savings plans, or common stock should be directed to the appropriate resources listed below.
•Johnson & Johnson has announced its intent to split-off at least 80.1% of the shares of Kenvue through an exchange offer. As a reminder, Johnson & Johnson currently holds approximately 89.6% of Kenvue’s common stock, and therefore the majority of voting shares.
•Through this exchange offer, Johnson & Johnson shareholders can choose to exchange all, some, or none of their Johnson & Johnson common stock for shares of Kenvue common stock, subject to the terms of the offer.
•If the exchange offer is consummated, Johnson & Johnson will no longer be the majority shareholder of Kenvue, and Kenvue will be a separate and independent company.
•We believe that now is the right time to distribute our Kenvue shares and are confident that a split-off is the right path forward to achieve this separation and deliver value to shareholders.
•In connection with this announcement, Johnson & Johnson filed related materials with the SEC. Kenvue has also filed a Form S-4 with the SEC, which has additional information about Kenvue and the exchange offer.
•I’d like to emphasize that the decision to participate in the exchange offer is voluntary. No action is necessary for Johnson & Johnson shareholders who choose not to participate.
•Johnson & Johnson, Kenvue or any respective agents are not making any recommendation as to whether or not employees should participate in the exchange offer.
•If you have any questions regarding your stock or participation in the exchange offer, please go to Our Next Step for more information. If you have additional questions, you may contact:
oEmployees may contact AskGS with questions regarding their LTI awards.
oFor more information about the exchange offer, including the Savings Plan, contact Georgeson LLC at 1-866-695-6074 (in the U.S.) or +1-781-575-2137 (all others outside the United States).
•Thank you for all of your continued hard work. Your focus and commitment to our mission has not gone unnoticed.

•We’ll continue to keep you informed as we work toward the final stages of the separation.
Forward-Looking Statements
This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts.
Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.
Additional Information and Where to Find It
This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com.
Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).